Exhibit 1.01

CONFLICT MINERALS REPORT
The Securities and Exchange Commission (“SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants to annually disclose columbite-tantalite, cassiterite, gold and wolframite or their derivatives, tantalum, tin and tungsten (“conflict minerals”), that are necessary to the functionality or production of their products that they manufacture or contract to manufacture (the “Covered Conflict Minerals”) and whether those minerals originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country, including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the “Covered Countries”).
If a registrant has reason to believe that any of the conflict minerals in the registrant’s supply chain may have originated in the Covered Countries or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and annually submit a Conflict Minerals Report that includes a description of those due diligence measures.
This Conflict Minerals Report describes our inquiry and the results of the inquiry, along with our due diligence process on the source of Covered Conflict Minerals for certain of our products, for the calendar year ended December 31, 2024.

Forward-Looking Statements

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Conflict Minerals Report involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially are: changes in product categories, extension of existing product lines, addition of new brands, changes in our selected suppliers, changes in our suppliers’ supply chains, acquisitions, changes to materials used, changes in product design, as well as the risks and uncertainties set forth in “Item 1A. Risk Factors” in our 2024 Annual Report on Form 10-K and our subsequent filings. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this Conflict Minerals Report to reflect circumstances existing after the date of this Conflict Minerals Report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Company Overview

Bath & Body Works, Inc. (“we” or the “Company”), which was founded in 1963 in Columbus, Ohio, has evolved over time from an apparel-based specialty retailer to a global leader in personal care and home fragrance making the world a brighter, happier place through the power of fragrance. For more than 30 years, customers have looked to Bath & Body Works for quality, on trend products and the newest, freshest fragrances which has positioned us as a global leader in personal care and home fragrance. We sell home fragrance, body care and soaps and sanitizer products under the Bath & Body Works®, White Barn® and other brand names.

As of February 1, 2025, our merchandise was sold through 1,895 Company-operated stores and e-commerce sites in the United States of America ("U.S.") and Canada, and in 529 stores and 31 e-commerce sites in more than 45 other countries operating under franchise, license and wholesale arrangements.

Supply Chain

During 2024, we purchased merchandise from approximately 109 suppliers located throughout the world. Our personal care and home fragrance products are manufactured primarily in the U.S. As a retailer, we do not own and operate any manufacturing facilities; we contract to manufacture our products. We do not directly source conflict minerals from mines, smelters or refiners and are many levels removed from these upstream activities and the parties that are involved in mineral sourcing. As such, we and our suppliers often have difficulty identifying upstream parties in these supply chains. Despite these challenges, through the efforts described in this Conflict Minerals Report, we seek to ensure compliance with the Rule and to maintain sourcing practices consistent with our Conflict Minerals Policy.

Description of Reasonable Country of Origin Inquiry

As required by the Rule, we completed a reasonable country of origin inquiry (“RCOI”) with respect to the Covered Conflict Minerals for the calendar year ended December 31, 2024. Our RCOI included the following steps:

1.We worked with members of our production and sourcing teams who are subject-matter experts (“SMEs”) to review the materials and ingredients utilized in our products and their manufacture. Based on their review, we developed a list of 11 suppliers that manufacture or contract to manufacture product categories that could contain conflict minerals that are necessary for their function or production (“in-scope suppliers”).
2.We instructed each of our in-scope suppliers to work with their upstream suppliers, as applicable, to take reasonable steps and make good faith efforts to identify the conflict minerals in our products and their sources.
3.We engaged with our in-scope suppliers’ upstream suppliers, as applicable, to provide training and assistance in identifying conflict minerals in our products and their sources.
4.We compared smelters and refiners (“SORs”) reported by our suppliers to the Responsible Minerals Initiative’s (“RMI”) publicly available list of known SORs. RMI is an industry group that exists to assist member companies to investigate and mitigate risks associated with the use of conflict minerals in their products.
5.We escalate uncooperative in-scope suppliers to the applicable sourcing team and Company leaders, as necessary, for further discussion and possible corrective action.

Our RCOI, as described above, was reasonably designed and performed in good faith to determine whether or not Covered Conflict Minerals in our products originated in any Covered Countries.

As a result of our RCOI, our in-scope suppliers reported 17 known SORs. Based upon our RCOI results, we then exercised due diligence on the source of Covered Conflict Minerals in certain products in compliance with the Rule. We have reason to believe that three SORs sourced from one or more Covered Countries. The three SORs that sourced from a Covered Country were found to be conformant to RMI’s Responsible Minerals Assurance Process (“RMAP”).

PART I. DUE DILIGENCE

We have developed a due diligence framework that was applied as needed on the source of any Covered Conflict Minerals in certain of our products based upon the results of our RCOI. We conducted due diligence if we were unable to determine with confidence that the Covered Conflict Minerals did not originate in the Covered Countries and did not come from recycled or scrap resources.

Due Diligence Design

We designed our program in material conformance with the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition, 2016). Our conflict minerals due diligence is a continuation of our RCOI and is an on-going process.

Due Diligence Performed

In accordance with the OECD’s five-step guidance, the design of our due diligence included, but was not limited to, the following:

Step 1: Establish Strong Company Management Systems
•We maintained a Conflict Minerals Policy that prohibits our suppliers from using conflict minerals that may directly or indirectly finance or benefit armed groups in the Covered Countries. Our Conflict Minerals Policy is available on our website at https://www.bbwinc.com/corporate-responsibility/supply-chain/commitment-and-governance.
•We continued providing training to our suppliers to review the Rule and its requirements as well as our Conflict Minerals Policy, remind them of their role in our RCOI and due diligence efforts and clarify commonly misunderstood terms and concepts based upon survey responses. We maintained language in our supplier contracts and other supply chain guideline documents to specifically address our Conflict Minerals Policy and the Rule.
•When a new vendor is considered for production of goods for us that might be in-scope, our production and sourcing teams are made aware of our Conflict Minerals Policy and requirements, and the information is provided in writing, by telephone, and/or through in-person meetings.
•We maintain the following multi-level, cross-functional governance structure to monitor developments and provide ongoing management of our conflict minerals program:

◦The Product and Sourcing Risk Council is composed of senior executives from various Company divisions and functions that meets quarterly to discuss core business, sourcing and purchasing issues, practices and policies. Executives from the following divisions and functions are represented on the Product and Sourcing Risk Council: Communications, Finance, Global Trade Compliance, Government Affairs, Legal, Logistics, Regulatory, Quality Assurance, Sourcing and Sustainability.
◦SMEs provide insights from the production and sourcing teams to ensure that in-scope product types and suppliers remain updated, review program status and obtain continuous feedback on the execution of our conflict minerals program.

Step 2: Identify and Assess Risk in the Supply Chain

•We performed a RCOI which included requiring in-scope suppliers to complete the RMI’s Conflict Minerals Reporting Template (“CMRT”) as well as a review of the data collected to determine if the SORs reported to us sourced conflict minerals from a Covered Country.
•We reviewed incomplete and inconsistent RCOI responses and engaged with our suppliers and their upstream suppliers, as needed, to provide additional training, clarify responses and gather additional information. We continue to refine our plan to identify risks in our suppliers’ RCOI responses.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

•We informed in-scope suppliers of our Conflict Minerals Policy in RCOI communications.
•We are a member of RMI. As a member, we have access to additional information about the countries of origin from which SORs source. Using that information, we performed additional procedures to assess the SORs reported to us.
•We continue to develop, and are committed to executing, a risk mitigation plan that includes providing regular updates, and escalating identified risks, to production and sourcing teams and the Product and Sourcing Risk Council to determine appropriate next steps and possible corrective action.

Step 4: Perform Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain, As Necessary

•As members of the RMI, we support audits of conflict minerals SORs conducted by independent third parties through the RMAP.

Step 5: Report on Supply Chain Due Diligence

•The Company files a Form SD and Conflict Minerals Report annually with the SEC.
Results of Due Diligence Performed
Based on our due diligence process and the subsequent information we gathered, we are unable to confirm the origin of all the Covered Conflict Minerals used in our products and whether armed groups directly or indirectly benefitted. Our suppliers reported 13 SORs that may have provided Covered Conflict Minerals used in our products. The smelters and refiners identified by the in-scope suppliers may not be all the smelters and refiners in the supply chain of our products. Approximately 100% of the reported SORs are conformant to the RMAP or an equivalent audit protocol. We confirmed that three reported SORs sourced from one or more Covered Countries, and each was RMAP conformant. We included Appendix A to this Conflicts Minerals Report to provide information about the SORs reported by our in-scope suppliers, their conformance status and the possible sources of Covered Conflict Minerals in our supply chain. The table below summarizes the conformance status of known SORs reported by the Company’s in-scope suppliers.

Minerals	Conformant[1]	Not Conformant	Total
Tin	13	0	13
Gold	0	0	0
Total	13	0	13
Total by Percent	100%	100%	100%

1    SORs listed as “conformant” were audited and found to be conformant to RMAP audit protocols or an equivalent audit program as of January 31, 2025.

Steps to Mitigate Risks and Improve Due Diligence

In order to improve our due diligence for future disclosure years, we plan to:

•Continue our membership and participation in the RMI through monthly membership and semi-monthly workgroup meetings and collaborate with other industry groups and peer companies.
•Continue to participate in the RMI’s plenary and due diligence practices team calls.
•Continue to partner closely with, and provide training to, our finished goods suppliers, component and raw material sub-suppliers, sourcing teams and other applicable associates to improve our compliance efforts.
•Continue to encourage our suppliers to put a conflict minerals policy in place or improve their existing conflict minerals policies.
•Implement corrective actions for suppliers who are unable to provide complete and accurate information or do not source from smelters or refiners who have been validated through programs such as RMI’s RMAP, London Bullion Market Association’s Responsible Gold Program or Responsible Jewelry Council’s Chain-of-Custody Certification Program.
•Continue to encourage suppliers to only work with SORs that are conformant to the RMAP audit protocols or an equivalent audit program.

APPENDIX A

Smelters and Refiners Reported in the Company’s Supply Chain as of December 31, 2024
Many of our suppliers provided company-level data in their CMRTs, which means that they may have provided information about conflict minerals used in products manufactured for the Company as well as other customers. As such, not all SORs listed below may have processed conflict minerals necessary to the function or production of our products.

Metal	Smelter Name	Smelter Country	Conformance Status
Tin	Chengfeng Metals Co Pte Ltd	China	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co. Ltd.	China	Conformant
Tin	Empress Metalurgica Vinto	Bolivia	Conformant
Tin	Estanho de Rondonia S.A.	Brazil	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State Of)	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Stanindo Inti Perkasa	Indonesia	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co.	China	Conformant
–The table only includes entities that were listed as smelters or refiners by the RMI.
–Refiners and smelters listed are as of the date they were assessed by RMI, and based on information made publicly available by the RMI, without independent verification by Bath & Body Works, Inc.
–“Smelter Country” is the country in which the smelter or refiner is located. Country location is based solely on information made publicly available by the RMI, without independent verification by Bath & Body Works, Inc.